FIRST UNITED CORPORATION

2009 Annual Report

Message to the Shareholders of First United Corporation

Dear Fellow Shareholder,

2009 was the most difficult year for First United in the last seventy-five years. We posted our first annual loss in memory, as the Company lost $12.8 million. The primary component of this loss was a large "Other-Than-Temporary Impairment" charge within the investment portfolio. How did this happen? A few years ago, as we internally assessed our income growth potential, we believed it would likely be less than we had historically produced. To remedy this, we undertook a course to increase our lending footprint to a degree, and to also increase the size of our investment portfolio. In addition, we would, of course, continue to meet the financial needs of our local markets.

As part of this strategy, in addition to traditional market area loans, we invested in loan participations. The loan participations were targeted towards industries that were not prevalent in our existing portfolio, such as the hospitality industry and the insurance industry. These participations were conservatively underwritten and fit nicely into our loan portfolio. However, as the recession progressed, these industries, and our loans, were negatively impacted by the economic downturn. In addition, due to the nature of our geographic footprint, a large portion of our loan portfolio is invested in acquisition and development loans in the Deep Creek Lake area and other forms of commercial real estate. Many of these loans are backed by long-term customers of the Bank who have felt the effects of declining real estate valuations, slow sales and reduced consumer spending. Many of our consumer borrowers have lost jobs, experienced reduced incomes or have struggled as their own businesses have been impacted by the slowed economy. As a result, our Bank has experienced higher than normal delinquencies and foreclosures.

The largest contributor to our 2009 net loss was a credit loss recorded through other-than-temporary impairment. As a part of the aforementioned growth strategy, in 2007 we grew our investment portfolio through the purchase of trust preferred securities, which are pools of debt issued primarily by banks and insurance companies. At the time of the purchases, all of these securities were deemed to be of investment grade by the rating agencies and were considered entirely appropriate for our portfolio. The subsequent recession impacted the financial services industry as hard as any, and several of the issuing banks within the trust preferred bonds were adversely impacted, causing many of them to default or defer on their obligations. Applicable accounting guidance required us to recognize an after-tax credit loss of $16 million through earnings. Significant details regarding both the investment and the loan portfolios are provided to you in our 10-K.

The issues related to our other-than-temporary impairment charge was compounded by the controversial accounting guidance of the Financial Accounting Standards Board, which essentially dictates that an analysis be conducted on certain assets, and if as a result of that analysis, a potential loss could occur at some point in the future, then such a loss must be immediately recognized. There was, at the direction of Congress, some mitigation of this standard earlier last year, but it remains a challenge faced by your Company, and many others. While the details of this application are provided for you in the 10-K, I would invite the reader to examine a book I recently previewed, "It's Not as Bad as You Think", written by noted author, economist and commentator Brian Wesbury. A frequent writer to the Wall Street Journal, Mr. Wesbury is an outspoken critic of the concept known as "mark to market" accounting. I must confess that I agree with a lot of his reasoning.

As we move through the balance of the recession, the Company is working diligently with many of our loan customers - both commercial and consumer - to do what we can to help them through the difficult times. Unfortunately, we are constrained in our ability to assist some borrowers by both prudent banking practices and regulatory mandates. In many instances, we have been required to increase our reserves, take specific charges, stop accruing interest, or any combination of those.

As a result of the losses we have recognized in our loan and investment portfolios, lower other operating income and increased FDIC premiums; we have seen a degree of erosion in our capital. We remain well capitalized, as required by our regulators, through both our participation in the Federal Capital Purchase Program, a program established by the U.S. Treasury to provide capital to healthy banks at an attractive interest rate, and through our own privately-placed trust preferred securities offering. The Capital Purchase Program added $30 million to capital, and our private offering provided us with over $10 million in capital from investors in our local communities. To further preserve capital, the Company recently announced its decision to decrease the quarterly dividend to $0.01 per share. While regrettable, this decision allows our Bank to preserve approximately $2.3 million in capital per year, which we believe most shareholders would view as prudent during these uncertain times.

During 2009, we also experienced a decrease in our other operating income as a result of the lower stock markets and the low interest rate environment, which resulted in lower trust and investment income. Additionally, as a result of consumer uncertainty and slowed spending, we experienced significant declines in service charge income. On the expense side, FDIC premiums increased by over $3.4 million in 2009 as the FDIC dramatically increased its assessments in order to re-build the bank insurance fund.

Looking beyond the losses associated with other-than-temporary impairment charges and loan loss provisions, there is strength in the core operations of First United. In fact, were it not for the impairment charge, the Company would have earned in excess of $6 million last year, inclusive of all loan related charges. Beyond that, consumer driven deposits grew by nearly $80 million last year. While our loan balances declined slightly, we saw an increase in our net interest income of more than $1 million. Our net interest margin remained stable at 3.56%, a modest decline from 3.68% in 2008.

Without question, our Company was not immune to this great recession, and we anticipate that there may still be some additional bumps in the road as we move through 2010. This has been a difficult recession, and while many experts assert that it is technically over, we believe it will be a slow recovery. We are heartened by the underlying strength in the core operations. As we continue to focus on the financial needs of our community oriented business owners, our consumers and our towns, and as the difficulties of the recession begin to lift, First United, together with its customers, should return to profitability and strength.

William B. Grant

William B. Grant
Chairman of the Board, President
and Chief Executive Officer

MyBank! DELIVERS SOLUTIONS

Summary of Selected Financial Data 1996-2009

(Dollars in thousands, except per share data)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	Compound Growth rate 1996-2009
Results of Operations:															
Tax-equivalent interest income	$ 87,478	$ 97,061	$ 95,286	$ 81,838	$ 70,533	$ 61,380	$ 58,558	$ 58,430	$ 63,978	$ 64,307	$ 55,929	$ 48,140	$ 44,019	$ 39,814	8%
Interest expense	32,104	43,043	49,330	39,335	29,413	24,016	23,601	25,702	33,378	35,039	27,146	21,915	18,978	16,376	7%
Tax-equivalent net interest income	55,374	54,018	45,956	42,503	41,120	37,364	34,957	32,728	30,600	29,268	28,783	26,225	25,041	23,438	9%
Tax-equivalent adjustment	2,136	1,845	1,721	1,569	777	698	855	841	749	791	823	673	671	1,244	6%
Provision for loan losses	15,588	12,925	2,312	1,165	1,078	2,534	833	1,506	2,926	2,198	2,066	1,176	935	749	35%
Net interest income after provision for loan losses	37,650	39,248	41,923	39,769	39,265	34,132	33,269	30,381	26,925	26,279	25,894	24,376	23,435	22,148	5%
Noninterest income	(10,677)	13,769	15,092	14,041	14,088	12,971	11,867	9,007	9,314	7,789	6,936	6,091	5,967	4,869	-8%
Operating noninterest income	15,406	15,766	16,697	14,037	14,213	12,268	10,858	9,373	8,736	7,912	6,821	5,853	5,876	4,845	12%
Non-operating noninterest income:															
Non-recurring gains on sales of assets	$ 922	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Securities (losses)/gains	(27,005)	(1,997)	(1,605)	4	(125)	703	1,009	(366)	578	(123)	115	238	91	24	-102%
Noninterest expenses	46,793	40,573	38,475	35,490	34,654	35,969	29,821	26,038	23,381	21,995	20,739	19,058	19,530	17,394	10%
Operating noninterest expenses	45,712	39,889	37,819	34,931	34,095	35,410	29,587	26,038	23,346	21,956	20,722	19,058	18,976	17,121	10%
Non-operating noninterest expenses:															
Restructuring costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 554	$ 273	-100%
Amortization of goodwill and intangible assets	1,081	684	656	559	559	559	234	-	35	39	17	-	-	-	
(Loss)/Income before income taxes	(19,820)	12,444	18,539	18,320	18,699	11,134	15,315	13,350	12,858	12,073	12,091	11,409	9,942	9,623	-7%
Income tax (benefit)/expense	(8,496)	3,573	5,746	5,743	6,548	3,507	4,566	3,695	3,689	3,762	4,130	3,982	3,297	3,144	-10%
Net (Loss)/income	(11,324)	8,871	12,793	12,577	12,151	7,627	10,749	9,655	9,169	8,311	7,961	7,427	6,645	6,479	-6%
Preferred stock dividends and discount accretion	(1,430)	-	-	-	-	-	-	-	-	-	-	-	-	-	-100%
Net (Loss) Attributable to/Income Available to Common Shareholders	(12,754)	8,871	12,793	12,577	12,151	7,627	10,749	9,655	9,169	8,311	7,961	7,427	6,645	6,479	-7%
Common Dividends paid	4,893	4,774	4,796	4,662	4,544	4,424	4,291	4,166	4,047	3,908	3,791	3,781	3,609	4,243	1%
Net (Loss)/Income per FTE (Pre-tax)	$ (47,416)	$ 29,414	$ 43,829	$ 46,262	$ 48,317	$ 28,696	$ 40,517	$ 39,499	$ 41,746	$ 39,713	$ 40,570	$ 39,892	$ 35,386	$ 29,793	-5%
Per Share Data:															
Basic net (loss)/income per common share	$ (2.08)	$ 1.45	$ 2.08	$ 2.05	$ 1.99	$ 1.25	$ 1.77	$ 1.59	$ 1.51	$ 1.37	$ 1.30	$ 1.20	$ 1.05	$ 1.00	-8%
Diluted net (loss)/income per common share	(2.08)	1.45	2.08	2.05	1.99	1.25	1.77	1.59	1.51	1.37	1.30	1.20	1.05	1.00	-8%
Common Dividends paid	0.80	0.80	0.78	0.76	0.74	0.72	0.70	0.68	0.66	0.64	0.62	0.60	0.56	0.51	5%
Book value (at year end)	11.49	11.89	17.05	15.77	15.04	14.17	13.83	13.04	11.69	10.77	9.55	9.50	9.05	8.82	3%
Tangible book value (at year end)	9.17	9.36	14.68	13.81	12.66	11.69	11.29	12.91	11.56	10.64	9.41	9.50	9.05	8.82	0%
Financial Condition (at year end):															
Assets	$1,743,736	$1,639,104	$1,478,909	$1,349,317	$1,310,991	$1,233,901	$1,108,241	$ 954,388	$ 818,824	$ 848,300	$ 793,991	$ 641,114	$ 569,030	$ 523,621	16%
Deposits	$1,304,166	$1,222,889	1,092,740	971,381	955,854	850,661	750,161	610,460	588,518	636,819	598,572	511,500	500,060	452,539	14%
Net loans and leases	1,101,794	1,120,199	1,035,962	957,126	954,545	904,635	786,051	659,758	603,801	611,975	566,072	506,718	439,132	380,594	14%
Securities	273,784	354,595	304,908	263,272	230,095	210,661	223,615	215,236	130,692	152,858	150,565	96,728	94,595	110,068	12%
Shareholders' equity	100,566	72,690	104,665	96,856	92,039	86,356	84,191	79,283	71,076	65,511	58,096	58,474	56,714	56,815	7%
Performance Ratios (for the year):															
Return on average equity	(11.02%)	9.31%	12.70%	13.07%	13.61%	8.91%	13.10%	12.75%	13.26%	13.40%	13.56%	12.92%	11.70%	11.48%	
Return on average assets	(0.67)	0.55	0.90	0.96	0.95	0.65	1.03	1.13	1.11	1.03	1.12	1.24	1.21	1.29	
Yield on average interest-earning assets	5.63	6.62	7.28	6.78	5.98	5.63	6.00	7.30	8.21	8.42	8.26	8.40	8.50	8.44	
Rate on average interest-bearing liabilities	2.19	3.11	4.21	3.59	2.76	2.43	2.70	3.21	4.28	4.58	4.20	4.07	3.90	3.71	
Net interest spread	3.44	3.51	3.07	3.19	3.22	3.21	3.29	3.92	3.71	3.63	4.06	4.33	4.60	4.73	
Net interest margin	3.56	3.68	3.51	3.52	3.49	3.43	3.58	4.08	3.93	3.84	4.23	4.56	4.83	4.97	
Efficiency ratio	104.69	59.85	63.02	62.77	62.73	71.40	63.62	62.39	58.58	59.36	58.06	58.98	62.89	62.64	
Dividend payout ratio	(43.21)	55.17	37.50	37.04	37.19	57.48	39.65	42.76	43.71	46.72	47.69	50.00	53.33	51.00	
Capital and Credit Quality Ratios:															
Average equity to average assets	6.06%	5.95%	7.10%	7.35%	7.00%	7.28%	7.88%	8.84%	8.34%	7.68%	8.23%	9.54%	10.35%	11.21%	
Total risk-based capital ratio	11.20	12.18	12.51	12.95	12.66	12.24	11.77	14.31	15.54	14.55	15.03	13.40	14.82	17.92	
Allowance loan losses	1.79	1.26	0.70	0.68	0.67	0.75	0.75	0.91	0.94	0.83	0.77	0.65	0.60	0.57	
Nonperforming assets to total assets	2.77	1.71	0.59	0.36	0.26	0.37	0.36	0.35	0.54	0.30	0.14	0.16	0.20	0.31	
Net charge-offs to average loans and leases	0.87	0.54	0.15	0.11	0.15	0.20	0.17	0.19	0.37	0.25	0.18	0.11	0.11	0.19	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First United Corporation
Oakland, Maryland

We have audited the accompanying consolidated statements of financial condition of First United Corporation and subsidiaries ("Corporation") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. The Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First United Corporation and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First United Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2010 expressed an unqualified opinion.

Pittsburgh, Pennsylvania
March 11, 2010

ParenteBeard LLC

Shareholder Information

Market Summary of Stock

First United Corporation's common stock is listed on the NASDAQ Global Select Market under the symbol FUNC. The following summary reflects the high and low trades during the period of the years ended December 31, 2009 and 2008.

2009	High	Low	2008	High	Low
1st Quarter	$14.96	$7.02	**1st Quarter**	$20.85	$17.01
2nd Quarter	$12.50	$8.06	**2nd Quarter**	$19.98	$18.04
3rd Quarter	$12.00	$10.15	**3rd Quarter**	$20.73	$16.01
4th Quarter	$11.80	$5.88	**4th Quarter**	$20.00	$13.00

Market Maker for the Corporation's Common Stock:
Scott & Stringfellow, Inc.
909 East Main Street
Richmond, VA 23219
(804) 643-1811 | (800) 552-7757

Cash Dividends

Cash dividends were declared by the Corporation on the dates indicated in the following manner:

	2009	2008
1st Quarter	$.200	$.200
2nd Quarter	$.200	$.200
3rd Quarter	$.200	$.200
4th Quarter	$.100	$.200

No guarantees can be made that dividends will be declared in any fiscal quarter.

If you need assistance in any of the following areas:
- Change in registration
- Reporting lost certificates
- Non-receipt or loss of dividend checks
- Information on the dividend reinvestment plan

Please contact our transfer agent at:
Stock Trans, Inc.
44W. Lancaster Avenue
Ardmore, PA 19003
www.stocktrans.com

First United's Direct Line:
1-800-953-2593
TDD for Hearing Impaired 800-231-5469

Foreign Shareowners:
(201) 680-6578

TDD Foreign Shareowners:
(201) 680-6610

Shareholders' Meeting
The annual shareholders' meeting will be held on:
Thursday, May 13, 2010, 10:00 a.m.
Wisp at Deep Creek Mountain Resort
McHenry, MD 21541

S.E.C. Form 10-K
The Corporation files an annual report on Form 10-K with the Securities and Exchange Commission. **A copy of this statement will be sent without charge to any shareholder who requests in writing to:**

Carissa L. Rodeheaver, Secretary
First United Corporation
c/o First United Bank & Trust
P.O. Box 9
Oakland, MD 21550-0009

The information can also be accessed on our website at: www.mybank4.com

Office and Automatic Teller (ATM) Locations


PENNSYLVANIA
MARYLAND
WEST VIRGINIA
VIRGINIA
Smithsburg
Hagerstown
Myersville
Frederick
Martinsburg
Frostburg
Cumberland
Friendsville
Grantsville
Lavale
Bel Air
Westernport
Keyser
Tri-Towns
Oakland
Deep Creek
Morgantown
Moorefield
FIRST UNITED LOCATIONS
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